

13030204

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FEB 27 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53255

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MWA Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 1st Avenue
(No. and Street)

Rock Island, Illinois 61201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Roth 309-558-3101
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1302-1032679

Oath or Affirmation

I, Robert Roth, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of MWA Financial Services, Inc., as of December 31, 2012, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



President



Notary Public


OFFICIAL SEAL
LINDA J. KENDALL
Notary Public - State of Illinois
My Commission Expires Mar 02, 2016

This report contains:

(X) (a) Facing page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Operations
(X) (d) Statement of Changes in Stockholder's Equity
(X) (e) Statement of Cash Flows
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(X) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
(X) (m) A copy of the SIPC Supplemental Report *(Under Separate Cover)*
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

MWA Financial Services, Inc.

Consolidated Financial Statements
and Supplementary Information

Years Ended December 31, 2012 and 2011

Contents

Ernst & Young

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Board of Directors
MWA Financial Services, Inc.

We have audited the accompanying consolidated financial statements of MWA Financial Services, Inc. (the Company), which comprise the consolidated statement of financial condition as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for each of the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MWA Financial Services, Inc. as of December 31, 2012, and the consolidated results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The information contained in Supplementary Information Schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 25, 2013

MWA Financial Services, Inc.

Consolidated Statements of Financial Condition

	December 31	
	2012	**2011**
Assets		
Cash and cash equivalents	**$ 1,472,435**	$ 1,818,239
Receivables from brokers, dealers, and others	**414,583**	350,475
Fixed assets (net of accumulated depreciation of $21,280 in 2012 and $62,190 in 2011)	**–**	596
Other assets	**54,418**	47,310
Total assets	**$ 1,941,436**	$ 2,216,620
Liabilities and stockholder's equity		
Liabilities:		
Due to Modern Woodmen of America	**$ 181,894**	$ 230,194
Accounts payable and accrued expenses	**807,015**	669,024
Total liabilities	**988,909**	899,218
Stockholder's equity:		
Common stock, $1,000 stated value:		
Authorized shares – 10,000		
Issued and outstanding shares – 1,000	**1,000,000**	1,000,000
Additional paid-in capital	**11,625,000**	10,625,000
Retained earnings deficit	**(11,672,473)**	(10,307,598)
Total stockholder's equity	**952,527**	1,317,402
Total liabilities and stockholder's equity	**$ 1,941,436**	$ 2,216,620

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Operations

	Year Ended December 31	
	2012	**2011**
Revenues:		
Concession income	**$ 8,013,659**	$ 6,770,344
Variable product distribution fee income	**330,000**	330,000
Interest income	**5,643**	6,032
Field reimbursements	**601,617**	385,001
Other income	**46,013**	31,389
Total revenues	**8,996,932**	7,522,766
Expenses:		
Commissions	**6,687,335**	5,620,873
Licenses and fees	**537,069**	384,144
Professional fees	**139,727**	63,594
Salaries and related expenses	**2,255,638**	2,082,556
Other operating expenses	**742,038**	665,798
Total expenses	**10,361,807**	8,816,965
Net loss	**$ (1,364,875)**	$ (1,294,199)

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Changes in Stockholder's Equity

	Common Stock		Additional	Retained	
		Stated	Paid-In	Earnings	
	Shares	Value	Capital	Deficit	Total
Balance at January 1, 2011	1,000	$ 1,000,000	$ 9,025,000	$ (9,013,399)	$ 1,011,601
Capital contribution from Modern Woodmen of America	–	–	1,600,000	–	1,600,000
Net loss	–	–	–	(1,294,199)	(1,294,199)
Balance at December 31, 2011	1,000	1,000,000	10,625,000	(10,307,598)	1,317,402
Capital contribution from Modern Woodmen of America	–	–	**1,000,000**	–	**1,000,000**
Net loss	–	–	–	**(1,364,875)**	**(1,364,875)**
Balance at December 31, 2012	**1,000**	**$ 1,000,000**	**$ 11,625,000**	**$ (11,672,473)**	**$ 952,527**

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31	
	2012	**2011**
Operating activities		
Net loss	**$ (1,364,875)**	$ (1,294,199)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation expense	**596**	1,788
Changes in operating assets and liabilities:		
Receivables from brokers, dealers, and others	**(64,108)**	(25,101)
Other assets	**(7,108)**	6,790
Due to Modern Woodmen of America	**(48,300)**	4,050
Accounts payable and accrued expenses	**137,991**	35,336
Net cash used in operating activities	**(1,345,804)**	(1,271,336)
Financing activities		
Capital contribution from Modern Woodmen of America	**1,000,000**	1,600,000
Net cash provided by financing activities	**1,000,000**	1,600,000
Increase (decrease) in cash and cash equivalents	**(345,804)**	328,664
Cash and cash equivalents at beginning of year	**1,818,239**	1,489,575
Cash and cash equivalents at end of year	**$ 1,472,435**	$ 1,818,239

See accompanying notes.

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

MWA Financial Services, Inc. (the Company), a wholly owned subsidiary of Modern Woodmen of America, was incorporated on February 2, 2001, and began operating as a broker-dealer on October 10, 2001, upon its approval for membership in the Financial Industry Regulatory Authority (FINRA). The Company deals primarily in the sale of non-proprietary mutual fund shares and variable products. The Company clears its securities transactions on a fully disclosed basis through Pershing LLC (the clearing broker).

The consolidated financial statements (see Note 2) include the accounts of the Company and its wholly owned subsidiary, MWAGIA, Inc., which is involved in the sale of non-proprietary insurance products. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

Revenue Recognition

The majority of the Company's revenues were derived from dealer concessions on trades of non-proprietary mutual funds and fees for the distribution of variable products by registered representatives (see Note 6). Revenues are recognized on an accrual basis upon receipt of investor funds and remittance to the clearing broker or mutual fund company. Related commissions due to registered representatives are concurrently recognized based on agreed-upon rates.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

1. Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets, primarily including office equipment, are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method using an estimated useful life of five years.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period (see Note 4).

Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are issued, provided they give evidence of conditions that existed at the balance sheet date. Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves.

The Company's management has evaluated the financial statements for subsequent events through the date which financial statements were issued. During this period, there were no subsequent events requiring recognition or disclosure in the financial statements.

1. Summary of Significant Accounting Policies (continued)

Fair Value Measurements and Disclosures

Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures* defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair value is defined as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market or the investment. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in ASC 820. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels.

The three-tier hierarchy of inputs is summarized below:

- Level 1 – quoted prices in active markets for identical investments
- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

Cash and cash equivalents are reported at fair value on a recurring basis and include money market instruments. Fair values of these cash and cash equivalents may be determined using public quotations, when available, which are reflected in Level 1. When public quotations are not available, because of the highly liquid nature of these assets, carrying amounts may be used to approximate fair values, which are reflected in Level 2. The Company used Level 1 valuation techniques to measure fair value of cash and cash equivalents of $1,472,435 and $1,818,239 during the years ended December 31, 2012 and 2011, respectively. The Company did not have any fair value Level 2 or Level 3 assets or liabilities at December 31, 2012 and 2011.

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period. The Company did not have any transfers between levels during the years ended December 31, 2012 and 2011.

1. Summary of Significant Accounting Policies (continued)

Recent Accounting Guidance

In May 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, which amends current guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. Some of the amendments represent clarifications of existing requirements. Other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The guidance was adopted for interim and annual periods beginning after December 15, 2011. The adoption affected disclosures but did not impact the Company's results of operations or financial position.

2. Summarized Financial Information of MWAGIA, Inc.

The Company reports information pursuant to Section 17 of the Securities Exchange Act of 1934 and prepares its net capital computation in accordance with Rule 15c3-1 of the Securities and Exchange Commission (SEC) (see Note 5) on an unconsolidated basis. Summarized financial data for the Company's wholly owned subsidiary, MWAGIA, Inc. is as follows:

	December 31	
	2012	**2011**
Cash and cash equivalents	**$ 189,536**	$ 262,907
Receivables from brokers, dealers, and others	**94,325**	99,408
Other assets	**5,461**	4,192
Total assets	**$ 289,322**	$ 366,507
Due to Modern Woodmen of America	**$ 49,247**	$ 29,983
Other liabilities	**182,882**	196,259
Stockholder's equity*	**57,193**	140,265
Total liabilities and stockholder's equity	**$ 289,322**	$ 366,507

2. Summarized Financial Information of MWAGIA, Inc. (continued)

	Year Ended December 31	
	2012	**2011**
Revenues	**$ 1,934,963**	$ 1,948,335
Expenses	**(2,018,035)**	(1,959,530)
Net loss	**$ (83,072)**	$ (11,195)

*Eliminated in consolidation.

3. Transactions With Customers

For transactions in which the Company, through the clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the clearing broker for any losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2012, there were no amounts to be indemnified to the clearing broker for these customer accounts.

4. Income Taxes

The Company and its subsidiary file consolidated income tax returns, including only their own operations, since the ultimate parent company, Modern Woodmen of America, is a tax-exempt fraternal benefit society.

4. Income Taxes (continued)

At December 31, 2012, the Company had a tax net operating loss carryover of $11,275,729. The tax net operating losses arising in 2012 of $1,343,212 and in 2011 of $1,270,285 may be carried forward until 2032 and 2031, respectively, to reduce future taxable income. The remaining carryover of $8,662,232 arose in 2001 through 2010 and may be carried forward until 2021 through 2030. The net operating loss carryover represents the only significant temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes at December 31, 2012 and 2011. Management has established a valuation allowance for the full amount of the related net deferred tax assets of $3,833,748 and $3,377,056 at December 31, 2012 and 2011, respectively, because of the uncertainty of future income necessary for its ultimate realization.

The Company has analyzed all material tax provisions under the guidance of ASC 740, *Income Taxes Related to the Accounting for Uncertainty in Income Tax*, and has determined that there are no tax benefits that should not be recognized as of December 31, 2012 or December 31, 2011. There are no unrecognized tax benefits that would affect the effective tax rates.

The Company does not believe it would be subject to any penalties or interest relative to any open tax years and, therefore, has not accrued any such amounts. The Company files U.S. federal income tax returns and income tax returns in various state jurisdictions. The 2009 through 2012 U.S. federal tax years are subject to income tax examination by tax authorities. The Company classifies any interest and penalties (if applicable) as income tax expense in the financial statements

5. Net Capital Requirements

The Company is subject to the uniform net capital requirements of the SEC under Rule 15c3-1. The SEC's requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met, and that the ratio of aggregate indebtedness to net capital as defined therein shall not exceed 15 to 1. At December 31, 2012, the Company had net defined capital of $801,052, which was $551,052 in excess of the required net capital of $250,000 at that date. At December 31, 2012, the Company's ratio of aggregate indebtedness to net capital was 0.94 to 1. Various other regulatory agencies may impose additional capital requirements.

5. Net Capital Requirements (continued)

Under the clearing arrangement with the clearing broker, the Company is also required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2012, the Company was in compliance with all such requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(A) and Rule 15c3-3(k)(2)(B).

6. Related-Party Transactions

The Company's variable product distribution fee income relates to services performed in connection with the distribution of the variable annuity of Modern Woodmen of America, its parent. Modern Woodmen of America compensated the Company at the rate of $27,500 per month under a distribution agreement that commenced in May 2002 and was amended in 2010. Substantially all of the Company's operating expenses represent allocations from or payments by Modern Woodmen of America, which is then reimbursed by the Company. This includes the cost of the Company's employees and the allocated costs of their participation in various qualified employee benefit plans covering substantially all employees and sponsored by Modern Woodmen of America. Separate plan information disaggregated by the subsidiary company is not available on the components of pension cost or on the funded status of the defined-benefit pension plan.

During 2012 and 2011, Modern Woodmen of America contributed capital of $1,000,000 and $1,600,000, respectively, to the Company. The future operation of the Company is dependent upon such continued capital contributions until profitable operations can be achieved.

Supplementary Information

MWA Financial Services, Inc.

Computation of Net Capital – Part IIA

December 31, 2012

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition			$ 952,527
2. Deduct ownership equity not allowable for net capital			
3. Total ownership equity qualified for net capital			952,527
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			
B. Other (deductions) or allowable credits			
5. Total capital and allowable subordinated liabilities			952,527
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C):			
1. Investment in subsidiary	$ 57,193		
2. Prepaid expenses and other receivables	87,357		
3. Fixed assets	–	$ 144,550	
B. Secured demand note deficiency			
C. Commodity futures contracts and spot commodities – proprietary capital charges			
D. Other deductions and/or charges			144,550
7. Other additions and/or allowable credits			
8. Net capital before haircuts on securities positions			807,977

MWA Financial Services, Inc.

Computation of Net Capital – Part IIA (continued)

Computation of Net Capital (continued)

9. Haircuts on securities [computed, where applicable, pursuant to 15c3-1(f)]:		
A. Contractual securities commitments	$	
B. Subordinated securities borrowings		
C. Trading and investment securities:		
1. Exempted securities		
2. Debt securities		
3. Options		
4. Other securities	6,925	
D. Undue concentration		
E. Other		
10. Net capital		$ 801,052

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19) Note (A)	$ 50,452
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	250,000
13. Net capital requirement (greater of line 11 or 12)	250,000
14. Excess net capital (line 10 less 13)	551,052
15. Net capital less greater of 10% of line 19 or 120% of line 12	501,052

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition:		
• Accounts payable and accrued expenses	$ 624,133	
• Due to Modern Woodmen of America	132,647	756,780

MWA Financial Services, Inc.

Computation of Net Capital – Part IIA (continued)

Computation of Aggregate Indebtedness (continued)

17. Add:		
A. Drafts for immediate credit	$	
B. Market value of securities borrowed for which no equivalent value is paid or credited		
C. Other unrecorded amounts		$
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts		
19. Total aggregate indebtedness		756,780
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		94%
21. Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)		

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contrary to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

MWA Financial Services, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2012

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:

Exemptive Provision

25.	If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)	
A.	(k)(1) – Limited business (mutual funds and/or variable annuities only)	______
B.	(k)(2)(A) – "Special Account for the Exclusive Benefit of Customers" maintained	______
C.	(k)(2)(B) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: Pershing LLC	X
D.	(k)(3) – Exempted by order of the Commission	______

MWA Financial Services, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2012

There were no differences between the computation of net capital under Rule 15(c)3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing submitted to the FINRA on January 24, 2013.


CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

MWA Financial Services, Inc.
Years Ended December 31, 2012 and 2011
With Reports of Independent Registered Public
Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

Consolidated Financial Statements and Supplementary Information

MWA Financial Services, Inc.
Years Ended December 31, 2012 and 2011
With Reports of Independent Registered Public Accounting Firm

Ernst & Young LLP

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